Leonard W. Burningham
                                    Lawyer
                   Hermes Building * Suite 205
                            455 East Fifth South
                        Salt Lake City, Utah 84111-3323
                         TELEPHONE  (801) 363-7411
                            FAX  (801) 355-7126
                    e-mail lwb@burninglaw.com

August 3, 2005


Jim B. Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549


Re: Sanguine Corporation, a Nevada corporation (the "Company")

    Form 10KSB for the Fiscal Year Ended December 31, 2004, Filed May 6, 2005 Commission File No. 000-24480


Dear Mr. Rosenberg:

     This letter is to respond to certain questions that you raised regarding financial information of the Company presented in our Form 10KSB for the year ended December 31, 2004, in your comment letter dated July 11, 2005.

     Comment #1. Under the PCAOB application, Item 1.1, firms are asked to list other names used. HJ & Associates, LLC listed HJ Associates & Consultants, LLP because under California rules a CPA firm cannot function as an LLC. Therefore, when opining on entities doing business in California, HJ & Associates, LLC used the firm name registered under the State of California. The PCAOB website only lists the firm's first name as noted on the application.

     Comment #2. Professional fees and research and development are two separate items. There is no research and development costs in professional fees, in accordance with paragraph 13 of SFAS 2.

     Paragraph 13 of SFAS 2 states the following: "Disclosure shall be made in the financial statements of the total research and development costs charged to expense in each period for which an income statement is presented." The Company noted such expense as a separate line item on the income statement. This presentation complies with the disclosure requirements.

     Comment #3. The accrued salary and interest payable was satisfied through the issuance of capital stock. The contribution is referring to willingness of the individuals to exchange their accrued salary and related interest for stock. The accrued salary and related interest were expensed when incurred.

     Comment #4. The expense for the warrants was recognized in the year the warrants were granted. As noted in Note 6, the grant date was in February and March, 2002. The Company recognized the expense in that year.

     Comment #5. Rule 13a-15(e)states that "disclosure controls and procedures" means controls and other procedures that are designed to ensure that information required to be disclosed or filed is recorded, processed or summarized, "within the time periods specified,"... Item 8(a) could be amended, if you wish, now or in the next 10-QSB Quarterly Report filing that is due on August 14, 2005, to reflect that "Based upon this evaluation, our President and Chief Financial Officer, concluded that our disclosure controls and procedures are effectively designed to ensure that information required to be disclosed or filed by us is recorded, processed or summarized, within the time periods specified in the rules and regulations of the Securities and Exchange Commission. The rest of Item 8(a) would remain the substantially the same, if applicable.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                                              Sincerely yours,

                                              /s/ Leonard W. Burningham

                                              Leonard W. Burningham
LWB/sg